UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Subject Company)

SKULLCANDY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83083J104

(CUSIP Number of Class of Securities)

Patrick Grosso

Vice President, Strategic Initiatives and Corporate Affairs,

Chief Legal Officer and Secretary

Skullcandy, Inc.

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Cary K. Hyden

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Skullcandy, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2016 (as may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Powder Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Incipio, LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Company Shares”), other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any of their wholly owned subsidiaries, at a purchase price of $5.75 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on July 6, 2016. The Offer to Purchase and Form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last sentence of the final paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” and replacing it with the following:

“Beginning June 24, 2016 and during the Go-Shop Period, PJSC contacted 99 third parties, including Mill Road Capital Management LLC (“Mill Road”), Mr. Alden and Party B, on behalf of the Company to determine whether those parties might be interested in pursuing a transaction with the Company that would be superior to the current proposed transaction with Parent.

On June 24, 2016, the Company received an unsolicited written indication of interest from Mill Road to acquire all of the Company’s outstanding shares of Common Stock for $6.05 per share in cash (the “June 24 Mill Road Proposal”), which was filed as an exhibit to Mill Road’s Schedule 13D with the SEC. The June 24 Mill Road Proposal was based on publicly available information and was conditioned upon completion of due diligence, final internal approvals and the negotiation and execution of a definitive transaction agreement. The June 24 Mill Road Proposal also required that the Company grant exclusivity to Mill Road for 60 days. As part of that Schedule 13D, Mill Road also disclosed that it and its affiliates had acquired approximately 9.8% of the outstanding shares of the Company’s Common Stock.

On June 26, 2016, the Company Board met by telephone with management and representatives of PJSC and Latham to discuss the June 24 Mill Road Proposal. The Company Board noted that, while the price was higher than that of the current proposed transaction with Parent, the June 24 Mill Road Proposal was subject to significant conditions, including due diligence and a 60-day exclusivity period, which, the Company Board noted, would have violated the Merger Agreement and given Parent the right to terminate the Merger Agreement. The Company Board also discussed the potential time necessary for Mill Road to complete its due diligence, the potential impact of such a delay on the current proposed transaction with Parent or the delay on any transaction with Mill Road and the potential for such diligence to impact Mill Road’s proposed price. The Company Board determined that the June 24 Mill Road Proposal in its current form was too uncertain and contained too many conditions to be reasonably likely to lead to a proposal superior to the current proposed transaction with Parent at that time. The Company Board instructed representatives of Latham and PJSC to promptly engage with Mill Road during the Go-Shop Period to facilitate Mill Road’s due diligence process and encourage the potential development of a revised proposal from Mill Road that may be superior to the current proposed transaction with Parent.

On June 28, 2016, the June 24 Mill Road Proposal terminated by its terms.

Between June 28, 2016 and July 1, 2016, nine of the 99 contacted third parties expressed initial interest in pursuing a potential transaction with the Company, including Mr. Alden, Party B and Mill Road. Each of the seven parties who had not previously entered into nondisclosure agreements with the Company entered into such an agreement with the Company, including Mill Road, who entered into such an agreement on June 29, 2016. These seven nondisclosure agreements did not contain standstill provisions. Six parties expressed continued interest in a potential transaction with the Company after executing a nondisclosure agreement, and each such party was given access to the virtual data room on the same day that such party executed its nondisclosure agreement with the Company.

Between June 28, 2016 and July 23, 2016, management and representatives of PJSC held in-person and telephonic meetings and follow-up conversations by telephone with certain of the interested parties, including Mill Road and Mr. Alden, to facilitate their due diligence efforts and address any questions the parties may have had regarding the Company.

As a result of certain of the interested parties expressing an inability to submit a proposal to acquire the Company without working with a partner, upon the direction of the Company Board, certain parties, including Mill Road, Mr. Alden, and Party B, were permitted to discuss the possibility of partnering with other parties in connection with a potential alternative transaction involving the Company. At the separate requests of both Mr. Alden and Mill Road, they were permitted to discuss the possibility of partnering together in connection with their interest in a potential alternative transaction involving the Company.

Prior to July 23, 2016, representatives of each of the interested parties, including Mr. Alden and Party B, other than Mill Road, informed representatives of PJSC that it would not submit a proposal related to a potential transaction with the Company.

In the afternoon on July 23, 2016, Mill Road submitted to the Company a written indication of interest to acquire all of the Company’s outstanding shares of Common Stock for $6.05 per share in cash (the “July 23 Mill Road Proposal”). Unlike the June 24 Mill Road Proposal, the July 23 Mill Road Proposal was not conditioned upon due diligence or exclusivity. As part of the July 23 Mill Road Proposal, Mill Road also submitted a draft of a definitive merger agreement, which contained terms and conditions that were substantively identical to the Merger Agreement, other than the increase of the per share price to $6.05, a reduced termination fee, and the removal of the “go-shop” provisions. On July 22, 2016, the closing price of the Company’s Common Stock was $5.97 per share.

On July 23, 2016, at 11:59 p.m., Eastern Time, the Go-Shop Period expired. Prior to the expiration of the Go-Shop Period, representatives of the Company informed Mill Road that, pursuant to the terms of the Merger Agreement, the Company had to immediately cease and cause to be terminated all existing discussions and negotiations with any party as of the expiration of the Go-Shop Period, including Mill Road. The Company did not receive any further indications of interest or proposals from any other potential bidder prior to the expiration of the Go-Shop Period. Pursuant to the terms of the Merger Agreement, the Company ceased all discussions and negotiations with all parties, including Mill Road, on July 23, 2016, at 11:59 p.m., Eastern Time, terminated all data room access for all parties and delivered destruction notices pursuant to each of the applicable nondisclosure agreements to all such parties.

On July 24, 2016, Mill Road submitted to the Company an unsolicited written indication of interest to acquire all of the Company’s outstanding shares of Common Stock for $6.05 per share in cash, on terms substantially identical to the July 23 Mill Road Proposal (the “July 24 Mill Road Proposal”).

Later that day, the Strategic Transactions Committee met by telephone with management and representatives of PJSC and Latham to discuss the July 24 Mill Road Proposal. The Strategic Transactions Committee discussed the terms of the July 24 Mill Road Proposal, as well as the relative timing of the proposed transactions with Parent and Mill Road, the potential risks associated with a delay in a proposed transaction with Mill Road relative to the current proposed transaction with Parent, the potential required payment of the termination fee to Parent under the

Merger Agreement if the Company were to terminate the Merger Agreement to enter into a Superior Proposal (as defined in the Merger Agreement), and the terms of the equity and debt commitments presented by Mill Road as part of the July 24 Mill Road Proposal. After deliberations, the Strategic Transactions Committee determined that the July 24 Mill Road Proposal was reasonably likely to lead to a Superior Proposal. The Strategic Transactions Committee instructed representatives of PJSC and Latham to engage in discussions and negotiations with Mill Road and its advisors in accordance with the terms of the Merger Agreement to attempt to negotiate a Superior Proposal.

On July 25, 2016, the Company issued a press release announcing the expiration of the Go-Shop Period, the receipt of the July 24 Mill Road Proposal, and the intention of the Company to engage in discussions and negotiations with Mill Road in accordance with the terms of the Merger Agreement to attempt to negotiate a Superior Proposal.”

Item 7. Purposes of the Transaction and Plans or Proposals.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last sentence of the final paragraph in Item 7 and replacing it with the following:

“On July 23, 2016, at 11:59 p.m., Eastern Standard Time, the Go-Shop Period expired and, on July 24, 2016, the Company received the July 24 Mill Road Proposal, each as further described above in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer”.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(10)	Press Release issued by the Company, dated July 25, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 25, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Skullcandy, Inc.

By:	/s/ Patrick Grosso
Name:	Patrick Grosso
Title:	Vice President, Strategic Initiatives and Corporate Affairs, Chief Legal Officer and Secretary

Dated: July 25, 2016